02 MAR 29 PM 8:

March 19, 2002

02028130

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: ERG australia Ltd ~~Limited (the "Issuer"~~) -
File Number 82-2372

To Whom it May Concern:

On behalf of the Issuer, we enclose filings for ERG Media Release (lodged with the Australian Stock Exchange).

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Sincerely yours,

Mark R. Saunders

PROCESSED
APR 10 2002
THOMSON FINANCIAL

Enclosure

3/29

02 JUN 14 AM 8:59
02 MAR 29 AM 8:

ERG GROUP

TO	Mark Saunders				
AT	Greenberg Traurig				
FAX	0015 1 212 801 6400				
REF	CMP-0014-01				
FROM	Clare Barrett-Lennard	DATE	11 March 2002		
FAX	+61 8 9273 1208	PHONE	+61 8 9273 1209	PAGES	3
RE	**Australian Stock Exchange Filing**				

Dear Sir

I enclose the following documents lodged with the Australian Stock Exchange today:

- Media Release headed "ERG's Transit Presence Strengthened".

Yours faithfully

Clare Barrett-Lennard
Company Secretary

Filing received by Greenberg Traurig:

Name: ______________________

Date: ______________________

FACSIMILE

j:\users\cosec\compliance\cmp-0014\cmp-0014-01\greenburgfax110302a.doc

DATE 11 March 2002
CONTACT Shaun Duffy – General Manger Investor Relations
PHONE +61 8 9273 1879
FAX +61 8 9273 1208
EMAIL sduffy@erggroup.com

ERG GROUP

MEDIA RELEASE

ERG's Transit Presence Strengthened

ERG's presence as a global leader in the transit industry was strengthened today when the Group announced it had won a contract in the Bouches du Rhône region of France and entered into a contract with its customer Stor-Oslo Lokaltrafikk a.s. in Norway.

Bouches du Rhone

ERG won a contract worth €10 million ($A16.5 million) for the supply and installation of a smart card based automated fare collection (AFC) system in the Bouches du Rhône region in France. The contract was awarded by Conseil Général du Département des Bouches du Rhône – the council of the region which provides the infrastructure for transport operators.

The Bouches du Rhône region is situated in the South of France, comprising cities such as Marseille, Aix en Provence, Istres, Aubagne and Arles. It is the third biggest region of the country and has a population of over 1.8 million inhabitants. Public transport in the region is provided by 35 different transport operators.

The contract is to supply an integrated multimodal AFC system for 600 buses which provide urban transport in the cities of Aix en Provence and Aubagne and regional bus services to and from Marseille and other cities.

Norbert Schöwer, Managing Director ERG Transit Systems in France said: "Our ongoing success in France is resulting from the reliability of our solutions and our timely project implementation. We now cover 30% of the French market and intend to further increase our market share in the coming months."

Stor-Oslo, Norway

ERG also signed a contract with Stor-Oslo Lokaltrafikk a.s. (SL), Norway, the organisation that is responsible for and administers the Akershus County public transport system. The contract documents follow the initial announcement of the relationship between ERG and SL in March 2001.

This contract means that ERG will now begin to design and implement a contactless smart card ticketing system that will operate across approximately 700 buses and 6 ferries throughout Akershus County and on all public transport in and out of Oslo. The system will process more than 33 million journeys each year. The SL smart card ticketing system will be fully implemented by 2004.

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ABN 23 009 112 725 a member of the ERG Group

11 March2002

ERG's Transit Presence Strengthened

Runar Hannevold, Managing Director of SL outlined a number of the benefits, which will be derived from the system. "The new system will provide us with information which will enable us to review travel patterns to ensure that we are providing the best service we can to our passengers. Our existing ticketing system is ready for replacement and the introduction of contactless smart cards will help to ensure the correct tickets are issued and improve profitability. Furthermore we believe the system will be a very important cornerstone to establish a seamless Travel Card system throughout Oslo and Akershus."

Ulf Wassdahl, Managing Director of ERG Transit Systems in Scandinavia said he was delighted ERG had been chosen as SL's supplier of the smart card ticketing system. "We have now successfully worked in Norway for more than ten years and have detailed knowledge of the Greater Oslo's public transport conditions. We are extremely pleased to be the first company involved in the introduction of contactless smart card ticketing in this region and we are well positioned to play a major role in achieving a first-class fully interoperable system in Akershus and Oslo."

Peter Fogarty, ERG's Chief Executive, commented that the announcement represented a significant achievement by ERG. "These contract wins continue ERG's outstanding success rate in the European market and reinforce our dominant position. We look forward to delivering state-of-the-art smart card systems to our customers."

--END--

BACKGROUND INFORMATION

ERG Group

ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry and technologically advanced smart card systems and services. In 2000/2001, ERG's revenue totalled A$299.9 million. The Group has established market leadership for its integrated multi-application smart card management technology. ERG is an Australian-based company listed on the Australian Stock Exchange and is ranked in the Standard & Poor's–Australian Stock Exchange Top 100 index.

Conseil Général des Bouches du Rhône

Conseil Général de Bouche du Rhône is the administration responsible for the third biggest region in France. It employs 1,200 people.

Stor-Oslo Lokaltrafikk a.s. (SL)

Stor-Oslo Lokaltrafikk a.s (SL) is owned jointly by the Norwegian State, Akershus County and the City of Oslo. SL is responsible for all Public Transport within Akershus County and between Akershus and Oslo. Roughly 33 million passenger trips are made each year on buses and ferries. Akershus County which surrounds the City of Oslo has a population of 472 000. For more information regarding SL lease refer to www.sinett.no or contact Sverre Hirsch, AFC Project Manager by telephoning +47 23 00 23 10 or fax +47 23 00 23 61.

The contents of this fax are confidential and may only be used or disclosed by the addressee.

ERG GROUP

TO	Mark Saunders	02 JUN 14 AM 9:00			
AT	Greenberg Traurig				
FAX	0015 1 212 801 6400				
REF	CMP-0014-01				
FROM	Clare Barrett-Lennard	**DATE**	11 March 2002		
FAX	+61 8 9273 1208	**PHONE**	+61 8 9273 1209	**PAGES**	3
RE	**Australian Stock Exchange Filing**				

Dear Sir

I enclose the following documents lodged with the Australian Stock Exchange today:

- Media Release headed "ERG's Transit Presence Strengthened".

Yours faithfully

Clare Barrett-Lennard
Company Secretary

Filing received by Greenberg Traurig:

Name: ____________________

Date: ____________________

FACSIMILE

j:\users\cosec\compliance\cmp-0014\cmp-0014-01\greenburgfax110302a.doc

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ACN 009 112 725 a member of the ERG Group

DATE 11 March 2002
CONTACT Shaun Duffy – General Manger Investor Relations
PHONE +61 8 9273 1879
FAX +61 8 9273 1208
EMAIL sduffy@erggroup.com

ERG GROUP

MEDIA RELEASE

ERG's Transit Presence Strengthened

ERG's presence as a global leader in the transit industry was strengthened today when the Group announced it had won a contract in the Bouches du Rhône region of France and entered into a contract with its customer Stor-Oslo Lokaltrafikk a.s. in Norway.

Bouches du Rhone

ERG won a contract worth €10 million ($A16.5 million) for the supply and installation of a smart card based automated fare collection (AFC) system in the Bouches du Rhône region in France. The contract was awarded by Conseil Général du Département des Bouches du Rhône – the council of the region which provides the infrastructure for transport operators.

The Bouches du Rhône region is situated in the South of France, comprising cities such as Marseille, Aix en Provence, Istres, Aubagne and Arles. It is the third biggest region of the country and has a population of over 1.8 million inhabitants. Public transport in the region is provided by 35 different transport operators.

The contract is to supply an integrated multimodal AFC system for 600 buses which provide urban transport in the cities of Aix en Provence and Aubagne and regional bus services to and from Marseille and other cities.

Norbert Schüwer, Managing Director ERG Transit Systems in France said: "Our ongoing success in France is resulting from the reliability of our solutions and our timely project implementation. We now cover 30% of the French market and intend to further increase our market share in the coming months."

Stor-Oslo, Norway

ERG also signed a contract with Stor-Oslo Lokaltrafikk a.s. (SL), Norway, the organisation that is responsible for and administers the Akershus County public transport system. The contract documents follow the initial announcement of the relationship between ERG and SL in March 2001.

This contract means that ERG will now begin to design and implement a contactless smart card ticketing system that will operate across approximately 700 buses and 6 ferries throughout Akershus County and on all public transport in and out of Oslo. The system will process more than 33 million journeys each year. The SL smart card ticketing system will be fully implemented by 2004.

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ABN 23 009 112 725 a member of the ERG Group

11 March2002

ERG's Transit Presence Strengthened

Runar Hannevold, Managing Director of SL outlined a number of the benefits, which will be derived from the system. "The new system will provide us with information which will enable us to review travel patterns to ensure that we are providing the best service we can to our passengers. Our existing ticketing system is ready for replacement and the introduction of contactless smart cards will help to ensure the correct tickets are issued and improve profitability. Furthermore we believe the system will be a very important cornerstone to establish a seamless Travel Card system throughout Oslo and Akershus."

Ulf Wassdahl, Managing Director of ERG Transit Systems in Scandinavia said he was delighted ERG had been chosen as SL's supplier of the smart card ticketing system. "We have now successfully worked in Norway for more than ten years and have detailed knowledge of the Greater Oslo's public transport conditions. We are extremely pleased to be the first company involved in the introduction of contactless smart card ticketing in this region and we are well positioned to play a major role in achieving a first-class fully interoperable system in Akershus and Oslo."

Peter Fogarty, ERG's Chief Executive, commented that the announcement represented a significant achievement by ERG. "These contract wins continue ERG's outstanding success rate in the European market and reinforce our dominant position. We look forward to delivering state-of-the-art smart card systems to our customers."

–END–

BACKGROUND INFORMATION

ERG Group

ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry and technologically advanced smart card systems and services. In 2000/2001, ERG's revenue totalled A$299.9 million. The Group has established market leadership for its integrated multi-application smart card management technology. ERG is an Australian-based company listed on the Australian Stock Exchange and is ranked in the Standard & Poor's–Australian Stock Exchange Top 100 index.

Conseil Général des Bouches du Rhône

Conseil Général de Bouche du Rhône is the administration responsible for the third biggest region in France. It employs 1,200 people.

Stor-Oslo Lokaltrafikk a.s. (SL)

Stor-Oslo Lokaltrafikk a.s (SL) is owned jointly by the Norwegian State, Akershus County and the City of Oslo. SL is responsible for all Public Transport within Akershus County and between Akershus and Oslo. Roughly 33 million passenger trips are made each year on buses and ferries. Akershus County which surrounds the City of Oslo has a population of 472 000. For more information regarding SL lease refer to www.slnett.no or contact Sverre Hirsch, AFC Project Manager by telephoning +47 23 00 23 10 or fax +47 23 00 23 61.

02 JUN 14 AM 9:02

02 MAR 20

ERG GROUP

TO	Mark Saunders				
AT	Greenberg Traurig				
FAX	0015 1 212 801 6400				
REF	CMP-0014-01				
FROM	Clare Barrett-Lennard	DATE	11 March 2002		
FAX	+61 8 9273 1208	PHONE	+61 8 9273 1209	PAGES	27
RE	**Australian Stock Exchange Filing**				

Dear Sir

I enclose the following documents lodged with the Australian Stock Exchange today:

- Slide presentation on ERG's Half-Year Results by Mr Peter Fogarty, Chief Executive Officer, to a meeting of analysts today.

  The presentation will be available on our website at the following address:

  http://www.erggroup.com/invst_relations/presentations/index.htm

Yours faithfully

Clare Barrett-Lennard
Company Secretary

Filing received by Greenberg Traurig:

Name: ______________________

Date: ______________________

FACSIMILE

j:\users\cosec\compliance\cmp-0014\cmp-0014-01\greenburg\fax110302b.doc

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 11/03/2002

TIME: 14:23:21

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Slide Presentation on ERG's Half Year Results

The contents of this fax are confidential and may only be used or disclosed by the addressee.

ERG
GROUP

TO	Company Announcements Office				
AT	Australian Stock Exchange Limited				
FAX	1300 300 021				
REF	CMP-0014-01				
FROM	Clare Barrett-Lennard	**DATE**	11 March 2002		
FAX	+61 8 9273 1208	**PHONE**	+61 8 9273 1209	**PAGES**	27
RE	**Announcement**				

Dear Sirs

I enclose the following:

- Slide presentation on ERG's Half-Year Results by Mr Peter Fogarty, Chief Executive Officer, to a meeting of analysts today.

  The presentation will be available on our website at the following address:

  http://www.erggroup.com/invst_relations/presentations/index.htm

Yours faithfully

Clare Barrett-Lennard
Company Secretary

p:\users\cosec\compliance\cmp-0014\cmp-0014-01\asxfax110302.doc

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ACN 009 112 725 a member of the ERG Group

HALF YEAR RESULTS

31 DECEMBER 2001

ERG

GROUP

Outlook — Outlook
Strategy
Prospects

Projects — Review of Major Projects

Accounts — Review of P&L and
Balance Sheet

ERG
GROUP

Summary

$ '000s

	DEC 2001	DEC 2000
Total Revenue	136.4	184.2
One off Write-downs	(155.4)	--
EBIT	(183.6)	22.6
EBITDA	(134.4)	31.3
Earnings per Share	(31.1)	2.5c
Gross R&D	17.4	42.3
Net Profit after Tax	(199.4)	16.1
NTA Per Share	19c	42c
Total Assets	662.2	736.0
Operating Cash Flow	(36.5)	40.0

ERG
GROUP

($m)	Supply & Install	Operating/ Infrastructure	Corporate & Support
Revenue	71.1	43	25.0
EBITDA *	2.9	(13.9)	(9.1)
EBT *	1.0	(17.1)	(27)
Assets	179	279	204

* before one off write-downs

ERG GROUP

Operating Results by Segment

ERG
GROUP

Operations included in the Infrastructure Segment


OneLink Melbourne
Melbourne Operate
AFC Equip Co
Melbourne Equipment Ownership
PCL UK
Manchester Wales Hertfordshire Bracknell
card.etc Germany
Rhein Ruhr Contract
Sweden
Gothenburg Contract
Rome
Rome Operate
Australia
Sydney
West USA
San Fran Seattle Ventura
Triumphant Launch Asia
Malaysia Singapore
ECard
TAFE ANZ HBF Universities
Hong Kong
Hong Kong Maintenance
New European JV
Netherlands JV
North American JV
South American JV

This structure is not representative of ownership.

ERG
GROUP

Balance Sheet Highlights

	31 Dec 01	30 June 01
Cash on Hand	118	32
Total Assets	662	711
Borrowings*	68	24
Total Liabilities	479	438
Total Shareholders' Equity	183	273

* Excludes Convertible Notes

Waiver of Banking Covenant breaches obtained

No breach of Convertible Note Deed

New project specific Banking Facilities being negotiated

ERG GROUP

Banking Facilities

Analysis of ONE OFF Write-downs

ERG GROUP

Current Assets	
Receivables	6,000
Inventories	15,500
Other	990
	22,490
Non-Current Assets	
Investments	72,866
Inventories	12,907
Other Financial Assets	481
Property, Plant & Equipment	36,716
Intangibles	1,085
Other	2,641
	126,696
Current Liabilities	
Provisions	6,198
Balance Sheet Accounts Adjusted:	155,384


($m)
136
126
117
76
50
97
98
99
00
01
December

ERG GROUP

Revenue

Normalised for Telecoms Sale


37%
36%
4%
23%

Revenue Spread

ERG
GROUP


($m)
36
29
14
58
42
17
18%
12%
3%
14%
13%
of revenue
97
98
99
00
01
Full Year
01
December

ERG GROUP

Research & Development

Capitalised to Projects	16.4
Expensed as incurred	1.0
R&D for the 6 months ended 31.12.01	**17.4**
Current and prior period R&D included in depreciation and amortisation	**6.1**

ERG GROUP

Research & Development

ERG GROUP

Reconciliation of Cash

		($m)
Cash at Hand 30 June 2001		21
Cash Inflow		299
Customer Receipts	141	
Proceeds from Rights Issue	86*	
Proceeds from Borrowings	45	
Proceeds from Sale of Shares	23	
Other	4	
Cash Outflows		(213)
Payments to Suppliers / Employees	161	
R&D	17	
Interest	13	
Other	22	
Cash at Hand 31 December 2001		107

* Remaining $14 million received 4 January

Reduction of Staff Costs

Removal of Contractors/Temporary Staff

Natural Attrition

Voluntary Redundancy

> $20 million annual saving targeted

Major MASS Research and Development nearing Completion (R&D cost dropping)

Savings November 2001 – February 2002

$1 million/month ($12 million/year)

No of Contractors reduced from 108 to 57

ERG GROUP

Expense Management

ERG
GROUP

Capital Structure

			Pre-Proton	Post-Proton
Ordinary Shares on Issue			861,337,685	936,879,165
Listed Convertible Notes	18.5m	@	$13.50	
No of Share Equivalents	55.6m	@	$4.50	
Maturity Date			October 2005	
Unlisted Convertible Notes	13.8m*	@	$1.65	
No of Share Equivalents	41.4m	@	$0.55	
Maturity Date			October 2002	

* 5.8m held by Motorola



Payments received 90%

Won $15 million Maintenance Contract

Go Live 01 March 2002

Current negotiations to
Outsource Systems Operations

ERG GROUP

Singapore



Project Delivered

8 year Operating Contract

Extension under negotiation

Lazio to follow

Rome

ERG
GROUP

- Preferred Proponent Status
- Cubic vs NSW Government legal action continuing
- ERG contract negotiations well advanced



Sydney

ERG GROUP

Proton Acquisition

- Closing March 2002
- Integration under way
  - [illegible]
  - Multiapplication Marketing
  - Brussels sites
- Amex, Visa, Banksys, Interpay become ERG Shareholders

VISA

AMERICAN EXPRESS

Proton World

banksys

Interpay

ERG GROUP

500 Banking Customers

New major contracts being negotiated

Prospects


Oslo
Copenhagen
Stockholm
Berlin
Moscow
Yorkshire
Liverpool
Belgium
Netherlands
Seattle
Montreal
Washington
New York
New Jersey
San Diego
Rio de Janeiro
Perth
Brisbane
Sydney
Melbourne

ERG
GROUP


Mgt Board
Europe
F CARBONEZ
MD Europe
A LINKENS
MD Asia Pacific
R NOBLE
MD Americas
TBA
Chief Executive
R FOGARTY
ERG
GROUP
R HOWSON
CFO & Corporate Admin
C BARRETT-LENNARD
Group Legal Counsel & Company Secretary
S DUFFY
Investor Relations
G DENISON
New Business
C SIMPSON
M&A and Investments
V MINERS
Chief Technology Officer

Organisational Structure

Close Proton Acquisition

Multi-application,
Strategic Partner Negotiations

Continued Transit System Tenders + Awards

~~Settlement of Melbourne Claim~~

Sign off Sydney Contract

Upcoming Key Events

ERG
GROUP

THANK YOU FOR YOUR ATTENTION!

HALF YEAR RESULTS

31 DECEMBER 2001

ERG

GROUP

02 MAR 29 ... 8:...

MESSAGE CONFIRMATION

03/11/2002 08:35
ID=GREENBERG,TRAURIG

DATE	S,R-TIME	DISTANT STATION ID	MODE	PAGES	RESULT	
03/11	00'50"	GREENBERG/TRAURI	TX	003	OK	0000

FAXED
MAR 11 2002
SAUNDERS

03/11/2002 08:34 GREENBERG,TRAURIG → 072#99921#692692#6882449 NO.983 P001

11/03 '02 MON 14:03 FAX ☑001

TO	Mark Saunders
AT	Greenberg Traurig
FAX	0015 1 212 801 6400
REF	CMP-0014-01
FROM	Clare Barrett-Lennard **DATE** 11 March 2002
FAX	+61 8 9273 1208 **PHONE** +61 8 9273 1209 **PAGES** 3
RE	**Australian Stock Exchange Filing**

ERG
GROUP

Dear Sir

I enclose the following documents lodged with the Australian Stock Exchange today:

- Media Release headed "ERG's Transit Presence Strengthened".

Yours faithfully

TO	Mark Saunders
AT	Greenberg Traurig
FAX	0015 1 212 801 6400
REF	CMP-0014-01
FROM	Clare Barrett-Lennard **DATE** 11 March 2002
FAX	+61 8 9273 1208 **PHONE** +61 8 9273 1209 **PAGES** 3
RE	**Australian Stock Exchange Filing**

ERG GROUP

Dear Sir

I enclose the following documents lodged with the Australian Stock Exchange today:

- Media Release headed "ERG's Transit Presence Strengthened".

Yours faithfully

Clare Barrett-Lennard
Company Secretary

Filing received by Greenberg Traurig:

Name: ....

Date: ....

FACSIMILE

J:\users\cosec\compliance\cmp-0014\cmp-0014-01\greenburgfax110302a.doc

DATE 11 March 2002
CONTACT Shaun Duffy – General Manger Investor Relations
PHONE +61 8 9273 1879
FAX +61 8 9273 1208
EMAIL sduffy@erggroup.com

ERG GROUP

MEDIA RELEASE

ERG's Transit Presence Strengthened

ERG's presence as a global leader in the transit industry was strengthened today when the Group announced it had won a contract in the Bouches du Rhône region of France and entered into a contract with its customer Stor-Oslo Lokaltrafikk a.s. in Norway.

Bouches du Rhone

ERG won a contract worth €10 million ($A16.5 million) for the supply and installation of a smart card based automated fare collection (AFC) system in the Bouches du Rhône region in France. The contract was awarded by Conseil Général du Département des Bouches du Rhône – the council of the region which provides the infrastructure for transport operators.

The Bouches du Rhône region is situated in the South of France, comprising cities such as Marseille, Aix en Provence, Istres, Aubagne and Arles. It is the third biggest region of the country and has a population of over 1.8 million inhabitants. Public transport in the region is provided by 35 different transport operators.

The contract is to supply an integrated multimodal AFC system for 600 buses which provide urban transport in the cities of Aix en Provence and Aubagne and regional bus services to and from Marseille and other cities.

Norbert Schüwer, Managing Director ERG Transit Systems in France said: "Our ongoing success in France is resulting from the reliability of our solutions and our timely project implementation. We now cover 30% of the French market and intend to further increase our market share in the coming months."

Stor-Oslo, Norway

ERG also signed a contract with Stor-Oslo Lokaltrafikk a.s. (SL), Norway, the organisation that is responsible for and administers the Akershus County public transport system. The contract documents follow the initial announcement of the relationship between ERG and SL in March 2001.

This contract means that ERG will now begin to design and implement a contactless smart card ticketing system that will operate across approximately 700 buses and 6 ferries throughout Akershus County and on all public transport in and out of Oslo. The system will process more than 33 million journeys each year. The SL smart card ticketing system will be fully implemented by 2004.

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ABN 23 009 112 775 a member of the ERG Group

11 March2002

ERG's Transit Presence Strengthened

Runar Hannevold, Managing Director of SL outlined a number of the benefits, which will be derived from the system. "The new system will provide us with information which will enable us to review travel patterns to ensure that we are providing the best service we can to our passengers. Our existing ticketing system is ready for replacement and the introduction of contactless smart cards will help to ensure the correct tickets are issued and improve profitability. Furthermore we believe the system will be a very important cornerstone to establish a seamless Travel Card system throughout Oslo and Akershus."

Ulf Wassdahl, Managing Director of ERG Transit Systems in Scandinavia said he was delighted ERG had been chosen as SL's supplier of the smart card ticketing system. "We have now successfully worked in Norway for more than ten years and have detailed knowledge of the Greater Oslo's public transport conditions. We are extremely pleased to be the first company involved in the introduction of contactless smart card ticketing in this region and we are well positioned to play a major role in achieving a first-class fully interoperable system in Akershus and Oslo."

Peter Fogarty, ERG's Chief Executive, commented that the announcement represented a significant achievement by ERG. "These contract wins continue ERG's outstanding success rate in the European market and reinforce our dominant position. We look forward to delivering state-of-the-art smart card systems to our customers."

--END--

BACKGROUND INFORMATION

ERG Group

ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry and technologically advanced smart card systems and services. In 2000/2001, ERG's revenue totalled A$299.9 million. The Group has established market leadership for its integrated multi-application smart card management technology. ERG is an Australian-based company listed on the Australian Stock Exchange and is ranked in the Standard & Poor's–Australian Stock Exchange Top 100 index.

Conseil Général des Bouches du Rhône

Conseil Général de Bouche du Rhône is the administration responsible for the third biggest region in France. It employs 1,200 people.

Stor-Oslo Lokaltrafikk a.s. (SL)

Stor-Oslo Lokaltrafikk a.s (SL) is owned jointly by the Norwegian State, Akershus County and the City of Oslo. SL is responsible for all Public Transport within Akershus County and between Akershus and Oslo. Roughly 33 million passenger trips are made each year on buses and ferries. Akershus County which surrounds the City of Oslo has a population of 472 000. For more information regarding SL lease refer to www.slnett.no or contact Sverre Hirsch, AFC Project Manager by telephoning +47 23 00 23 10 or fax +47 23 00 23 61.

MESSAGE CONFIRMATION

03/11/2002 08:37
ID=GREENBERG, TRAURIG

DATE	S,R-TIME	DISTANT STATION ID	MODE	PAGES	RESULT
03/11	00'50"	GREENBERG/TRAURI	TX	003	OK. 0000

FAXED MAR 11 2002 SAUNDERS

03/11/2002 08:36 GREENBERG TRAURIG → 072#99921#692692#6882449 NO.984 P001
11/03 '02 MON 14:05 FAX 001

The contents of this fax are confidential and may only be used or disclosed by the addressee.

TO	Mark Saunders				
AT	Greenberg Traurig				
FAX	0015 1 212 801 6400				
REF	CMP-0014-01				
FROM	Clare Barrett-Lennard	**DATE**	11 March 2002		
FAX	+61 8 9273 1208	**PHONE**	+61 8 9273 1209	**PAGES**	3
RE	**Australian Stock Exchange Filing**				

ERG GROUP

Dear Sir

I enclose the following documents lodged with the Australian Stock Exchange today:

- Media Release headed "ERG's Transit Presence Strengthened".

Yours faithfully

Clare Barrett-Lennard

ERG GROUP

TO	Mark Saunders				
AT	Greenberg Traurig				
FAX	0015 1 212 801 6400				
REF	CMP-0014-01				
FROM	Clare Barrett-Lennard	**DATE**	11 March 2002		
FAX	+61 8 9273 1208	**PHONE**	+61 8 9273 1209	**PAGES**	3
RE	**Australian Stock Exchange Filing**				

Dear Sir

I enclose the following documents lodged with the Australian Stock Exchange today:

- Media Release headed "ERG's Transit Presence Strengthened".

Yours faithfully

Clare Barrett-Lennard
Company Secretary

Filing received by Greenberg Traurig:

Name: ______________________

Date: ______________________

FACSIMILE

j:\users\cosec\compliance\cmp-0014\cmp-0014-01\greenburgfax110302a.doc

DATE 11 March 2002

CONTACT Shaun Duffy – General Manger Investor Relations

PHONE +61 8 9273 1879

FAX +61 8 9273 1208

EMAIL sduffy@erggroup.com

ERG GROUP

MEDIA RELEASE

ERG's Transit Presence Strengthened

ERG's presence as a global leader in the transit industry was strengthened today when the Group announced it had won a contract in the Bouches du Rhône region of France and entered into a contract with its customer Stor-Oslo Lokaltrafikk a.s. in Norway.

Bouches du Rhone

ERG won a contract worth €10 million ($A16.5 million) for the supply and installation of a smart card based automated fare collection (AFC) system in the Bouches du Rhône region in France. The contract was awarded by Conseil Général du Département des Bouches du Rhône – the council of the region which provides the infrastructure for transport operators.

The Bouches du Rhône region is situated in the South of France, comprising cities such as Marseille, Aix en Provence, Istres, Aubagne and Arles. It is the third biggest region of the country and has a population of over 1.8 million inhabitants. Public transport in the region is provided by 35 different transport operators.

The contract is to supply an integrated multimodal AFC system for 600 buses which provide urban transport in the cities of Aix en Provence and Aubagne and regional bus services to and from Marseille and other cities.

Norbert Schüwer, Managing Director ERG Transit Systems in France said: "Our ongoing success in France is resulting from the reliability of our solutions and our timely project implementation. We now cover 30% of the French market and intend to further increase our market share in the coming months."

Stor-Oslo, Norway

ERG also signed a contract with Stor-Oslo Lokaltrafikk a.s. (SL), Norway, the organisation that is responsible for and administers the Akershus County public transport system. The contract documents follow the initial announcement of the relationship between ERG and SL in March 2001.

This contract means that ERG will now begin to design and implement a contactless smart card ticketing system that will operate across approximately 700 buses and 6 ferries throughout Akershus County and on all public transport in and out of Oslo. The system will process more than 33 million journeys each year. The SL smart card ticketing system will be fully implemented by 2004.

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ABN 23 009 112 725 a member of the ERG Group

11 March2002

ERG's Transit Presence Strengthened

Runar Hannevold, Managing Director of SL outlined a number of the benefits, which will be derived from the system. "The new system will provide us with information which will enable us to review travel patterns to ensure that we are providing the best service we can to our passengers. Our existing ticketing system is ready for replacement and the introduction of contactless smart cards will help to ensure the correct tickets are issued and improve profitability. Furthermore we believe the system will be a very important cornerstone to establish a seamless Travel Card system throughout Oslo and Akershus."

Ulf Wassdahl, Managing Director of ERG Transit Systems in Scandinavia said he was delighted ERG had been chosen as SL's supplier of the smart card ticketing system. "We have now successfully worked in Norway for more than ten years and have detailed knowledge of the Greater Oslo's public transport conditions. We are extremely pleased to be the first company involved in the introduction of contactless smart card ticketing in this region and we are well positioned to play a major role in achieving a first-class fully interoperable system in Akershus and Oslo."

Peter Fogarty, ERG's Chief Executive, commented that the announcement represented a significant achievement by ERG. "These contract wins continue ERG's outstanding success rate in the European market and reinforce our dominant position. We look forward to delivering state-of-the-art smart card systems to our customers."

–END–

BACKGROUND INFORMATION

ERG Group

ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry and technologically advanced smart card systems and services. In 2000/2001, ERG's revenue totalled A$299.9 million. The Group has established market leadership for its integrated multi-application smart card management technology. ERG is an Australian-based company listed on the Australian Stock Exchange and is ranked in the Standard & Poor's–Australian Stock Exchange Top 100 index.

Conseil Général des Bouches du Rhône

Conseil Général de Bouche du Rhône is the administration responsible for the third biggest region in France. It employs 1,200 people.

Stor-Oslo Lokaltrafikk a.s. (SL)

Stor-Oslo Lokaltrafikk a.s (SL) is owned jointly by the Norwegian State, Akershus County and the City of Oslo. SL is responsible for all Public Transport within Akershus County and between Akershus and Oslo. Roughly 33 million passenger trips are made each year on buses and ferries. Akershus County which surrounds the City of Oslo has a population of 472 000. For more information regarding SL lease refer to www.slnett.no or contact Sverre Hirsch, AFC Project Manager by telephoning +47 23 00 23 10 or fax +47 23 00 23 61.

02 MAR 20

MESSAGE CONFIRMATION

03/11/2002 08:43
ID=GREENBERG, TRAURIG

DATE	S,R-TIME	DISTANT STATION ID	MODE	PAGES	RESULT	
03/11	04'38"	GREENBERG/TRAURI	TX	029	OK	0000

FAXED
MAR 11 2002
M. SAUNDERS

03/11/2002 08:38 GREENBERG, TRAURIG → 072#99921#692692#6882449 NO.985 D001
11/03 '02 MON 13:32 FAX 001

The contents of this fax are confidential and may only be used or disclosed by the addressee.

TO	Mark Saunders				
AT	Greenberg Traurig				
FAX	0015 1 212 801 6400				
REF	CMP-0014-01				
FROM	Clare Barrett-Lennard	**DATE**	11 March 2002		
FAX	+61 8 9273 1208	**PHONE**	+61 8 9273 1209	**PAGES**	27
RE	**Australian Stock Exchange Filing**				

ERG GROUP

Dear Sir

I enclose the following documents lodged with the Australian Stock Exchange today:

- Slide presentation on ERG's Half-Year Results by Mr Peter Fogarty, Chief Executive Officer, to a meeting of analysts today.

  The presentation will be available on our website at the following address:

  http://www.erggroup.com/invst_relations/presentations/index.htm

Yours faithfully

The contents of this fax are confidential and may only be used or disclosed by the addressee.

ERG GROUP

TO	Mark Saunders				
AT	Greenberg Traurig				
FAX	0015 1 212 801 6400				
REF	CMP-0014-01				
FROM	Clare Barrett-Lennard	**DATE**	11 March 2002		
FAX	+61 8 9273 1208	**PHONE**	+61 8 9273 1209	**PAGES**	27
RE	**Australian Stock Exchange Filing**				

FACSIMILE

Dear Sir

I enclose the following documents lodged with the Australian Stock Exchange today:

- Slide presentation on ERG's Half-Year Results by Mr Peter Fogarty, Chief Executive Officer, to a meeting of analysts today.

  The presentation will be available on our website at the following address:

  http://www.erggroup.com/invst_relations/presentations/index.htm

Yours faithfully

Clare Barrett-Lennard
Company Secretary

Filing received by Greenberg Traurig:

Name: ....

Date: ....

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ACN 009 112 725 a member of the ERG Group

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 11/03/2002

TIME: 14:23:21

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Slide Presentation on ERG's Half Year Results

ERG GROUP

TO	Company Announcements Office				
AT	Australian Stock Exchange Limited				
FAX	1300 300 021				
REF	CMP-0014-01				
FROM	Clare Barrett-Lennard	**DATE**	11 March 2002		
FAX	+61 8 9273 1208	**PHONE**	+61 8 9273 1209	**PAGES**	27
RE	**Announcement**				

Dear Sirs

I enclose the following:

- Slide presentation on ERG's Half-Year Results by Mr Peter Fogarty, Chief Executive Officer, to a meeting of analysts today.

  The presentation will be available on our website at the following address:

  http://www.erggroup.com/invst_relations/presentations/index.htm

Yours faithfully

Clare Barrett-Lennard
Company Secretary

FACSIMILE

j:\users\cosec\compliance\cmp-0014\cmp-0014-01\asxfax110302.doc

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ACN 009 112 725 a member of the ERG Group

HALF YEAR RESULTS

31 DECEMBER 2001

ERG

GROUP

Outlook — Outlook
Strategy
Prospects

Projects — Review of Major Projects

Accounts — Review of P&L and Balance Sheet

ERG GROUP

$ '000s	DEC 2001	DEC 2000
Total Revenue	136.4	184.2
One off Write-downs	(155.4)	--
EBIT	(183.6)	22.6
EBITDA	(134.4)	31.3
Earnings per Share	(31.1)	2.5c
Gross R&D	17.4	42.3
Net Profit after Tax	(199.4)	16.1
NTA Per Share	19c	42c
Total Assets	662.2	736.0
Operating Cash Flow	(36.5)	40.0

ERG GROUP

Summary

($m)	Supply & Install	Operating/ Infrastructure	Corporate & Support
Revenue	71.1	43	25.0
EBITDA *	2.9	(13.9)	(9.1)
EBT *	1.0	(17.1)	(27)
Assets	179	279	204

* before one off write-downs

ERG GROUP

Operating Results by Segment

ERG GROUP

Operations included in the Infrastructure Segment



OneLink Melbourne
Melbourne Operate
AFC Equip Co
Melbourne Equipment Ownership
PCL UK
Manchester Wales Hertfordshire Bracknell
card.etc Germany
Rhein Ruhr Contract
Sweden
Gothenburg Contract
Rome
Rome Operate
Australia
Sydney
West USA
San Fran Seattle Ventura
Triumphant Launch Asia
Malaysia Singapore
ECard
TAFE ANZ HBF Universities
Hong Kong
Hong Kong Maintenance
New European JV
Netherlands JV
North American JV
South American JV

This structure is not representative of ownership.

ERG GROUP

Balance Sheet Highlights

	31 Dec 01	30 June 01
Cash on Hand	118	32
Total Assets	662	711
Borrowings*	68	24
Total Liabilities	479	438
Total Shareholders' Equity	183	273

* Excludes Convertible Notes

Waiver of Banking Covenant breaches obtained

No breach of Convertible Note Deed

New project specific Banking Facilities being negotiated

ERG GROUP

Banking Facilities

Analysis of ONE OFF Write-downs

ERG GROUP

Current Assets		
Receivables	6,000	
Inventories	15,500	
Other	990	
		22,490
Non-Current Assets		
Investments	72,866	
Inventories	12,907	
Other Financial Assets	481	
Property, Plant & Equipment	36,716	
Intangibles	1,085	
Other	2,641	
		126,696
Current Liabilities		
Provisions	6,198	
Balance Sheet Accounts Adjusted:		155,384


($m)
76
50
117
126
136
97
98
99
00
01
December

ERG GROUP

Revenue

Normalised for Telecoms Sale


37%
36%
4%
23%

Revenue Spread

ERG GROUP


($m)
36
29
14
58
42
18%
12%
3%
14%
17
13%
of revenue
97
98
99
00
01
Full Year
01
December

ERG GROUP

Research & Development

Capitalised to Projects	16.4
Expensed as incurred	1.0
R&D for the 6 months ended 31.12.01	**17.4**
Current and prior period R&D included in depreciation and amortisation	**6.1**

ERG GROUP

Research & Development

ERG GROUP

Reconciliation of Cash

		($m)
Cash at Hand 30 June 2001		21
Cash Inflow		299
Customer Receipts	141	
Proceeds from Rights Issue	86*	
Proceeds from Borrowings	45	
Proceeds from Sale of Shares	23	
Other	4	
Cash Outflows		(213)
Payments to Suppliers / Employees	161	
R&D	17	
Interest	13	
Other	22	
Cash at Hand 31 December 2001		107

* Remaining $14 million received 4 January

- Returning Cash from major Infrastructure Projects
- Expense Management
- Limiting ERG Balance Sheet Exposure
  - Milestone Payments
  - Banking Partners for Projects
  - Self-funding Projects



ERG GROUP

Cash Management

Reduction of Staff Costs

- Removal of Contractors/Temporary Staff
- Natural Attrition
- Voluntary Redundancy

> $20 million annual saving targeted

Major MASS Research and Development nearing Completion (R&D cost dropping)

Savings November 2001 – February 2002

- $1 million/month ($12 million/year)
- No of Contractors reduced from 108 to 57

ERG GROUP

Expense Management

ERG GROUP

Capital Structure

			Pre-Proton	Post-Proton
Ordinary Shares on Issue			861,337,685	936,879,165
Listed Convertible Notes	18.5m	@	$13.50	
No of Share Equivalents	55.6m	@	$4.50	
Maturity Date			October 2005	
Unlisted Convertible Notes	13.8m*	@	$1.65	
No of Share Equivalents	41.4m	@	$0.55	
Maturity Date			October 2002	

* 5.8m held by Motorola.

ERG GROUP



All Development Work — complete

User Acceptance Testing — under way

Rollout — Second half

Invested — $26 million

Manchester



Payments received 90%

Won $15 million Maintenance Contract

Go Live 31 March 2002

Current negotiations to Outsource Systems Operations

ERG GROUP

Singapore

San Francisco



Currently in Phase I of a six month Public Pilot Program

Covers BART, Light Rail Buses and Ferries

Operating payments commenced

Negotiating Phase II

ERG GROUP



Project Delivered

8 year Operating Contract

Extension under negotiation

Lazio to follow

Rome

ERG
GROUP

- Preferred Proponent Status
- Cubic vs NSW Government legal action continuing
- ERG contract negotiations well advanced



Sydney

ERG GROUP

Proton Acquisition

- Closing March 2002
- Integration under way
  - [illegible]
  - Multi-application Marketing
  - Brussels Sites
- Amex, Visa, Banksys, Interpay become ERG Shareholders

500 Banking Customers

- New major contracts being negotiated

Prospects


Oslo
Copenhagen
Stockholm
Berlin
Moscow
Yorkshire
Liverpool
Belgium
Netherlands
Seattle
Montreal
Washington
New York
New Jersey
San Diego
(operating)
Rio de Janeiro
Brisbane
Perth
Sydney
Melbourne

ERG GROUP


Mgt Board
Europe
F CARBONEZ
MD Europe
A LINKENS
MD Asia Pacific
R NOBLE
MD Americas
TBA
Chief Executive
P FOGARTY
ERG
GROUP
R HOWSON
CFO & Corporate Admin
C BARRETT-LENNARD
Group Legal Counsel & Company Secretary
S DUFFY
Investor Relations
G DENISON
New Business
C SIMPSON
M&A and Investments
V MINERS
Chief Technology Officer

Organisational Structure

Close Proton Acquisition

Multi-application,
Strategic Partner Negotiations

Continued Transit System Tenders + Awards

~~Settlement of Melbourne Claim~~

Sign off Sydney Contract

Upcoming Key Events

ERG GROUP

THANK YOU FOR YOUR ATTENTION!

HALF YEAR RESULTS

31 DECEMBER 2001

ERG

GROUP